P.E. 2/8/02

02014558

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 8 February, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Issued: 8th February 2002, London

BOARD CHANGES AT GLAXOSMITHKLINE

The Board of GlaxoSmithKline plc announces that Sir Peter Walters and Mr John Young will retire as Non-executive Directors of GlaxoSmithKline at the conclusion of the Company's Annual General Meeting to be held on 20th May 2002 ("AGM").

Sir Peter and Mr Young were appointed Non-executive Directors of GlaxoSmithKline plc in May 2000. Sir Peter joined the SmithKline Beecham Board in 1989 and was appointed Non-executive Chairman in 1994. Mr Young joined the SmithKline Beecham Board in 1993 and was appointed Non-executive Vice-Chairman in 1998.

Sir Richard Sykes, Chairman of GlaxoSmithKline plc, commented:

"I'm sure I speak for all my fellow directors in expressing our appreciation to Sir Peter and John for the invaluable service they have given to the Boards of both SmithKline Beecham and GlaxoSmithKline"

Mr Allaire will succeed Mr Young as Chairman of the Remuneration and Nominations Committee.

S M Bicknell
Company Secretary

GlaxoSmithKline – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

UK Media enquiries:	Martin Sutton	(020) 8966 8372
	Philip Thomson	(020) 8966 8372
	Alan Chandler	(020) 8966 8372
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2319
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8966 5961
	Anita Kidgell	(020) 8966 8369
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 8 February, 2002

By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on behalf of GlaxoSmithKline plc